April 8, 2019

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Consumer Products,

100 F Street, NE,

Washington, DC 20549-7010.

Attention:	Jim Allegretto, Senior Assistant Chief Accountant Scott Anderegg, Staff Attorney Lilyanna Peyser, Special Counsel Sondra Snyder, Staff Accountant

Re:	Jumia Technologies AG Amendment No. 1 to Registration Statement on Form F-1 Filed March 28, 2019 File No. 333-230207

Ladies and Gentlemen:

On behalf of our client, Jumia Technologies AG (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 5, 2019, relating to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-230207) filed with the Commission on March 28, 2019 (“Registration Statement Amendment No. 1”).

The response below is based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and the Company’s response immediately following the comment.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

Dilution, page 76

1.

Please tell us how the amounts per ADS presented as “Increase in pro forma net tangible book value attributable to this offering, the Concurrent Private Placement and the issuance of the Anti-Dilution shares”, “Pro forma as adjusted net tangible book value as of December 31, 2018” and “Dilution to new investors” were derived. Please provide your calculations in your response, both assuming no exercise and full exercise of the underwriters’ overallotment.

Response:

•

Assuming no exercise of the underwriters’ option to purchase additional shares, the pro forma as adjusted net tangible book value as of December 31, 2018 on a per ADS basis corresponds to the sum of the Company’s pro forma net tangible book value as of December 31, 2018 expressed in U.S. dollars ($141,186,510) and the estimated net proceeds from the offering, the concurrent private placement and the issuance of the anti-dilution shares ($254,071,142) divided by the total number of shares outstanding following the completion of the offering, the concurrent private placement and the issuance of the anti-dilution shares as converted to ADSs at the ratio of two ADSs per ordinary share (76,509,292), resulting in a pro forma as adjusted net tangible book value as of December 31, 2018 of $5.17 per ADS.

($141,186,510 + $254,071,142) / 76,509,292 = $5.17 per ADS

•

Assuming full exercise of the underwriters’ option to purchase additional ADSs, the net proceeds from the offering, the concurrent private placement and the issuance of the anti-dilution shares would be $281,525,080 and the total number of shares outstanding following the offering as converted to ADSs at the ratio of two ADSs per ordinary share would be 78,534,292.5, resulting in a pro forma as adjusted net tangible book value as of December 31, 2018 of $5.38 per ADS.

($141,186,510 + $281,525,080) / 78,534,292.5 = $5.38 per ADS

•

The increase in pro forma net tangible book value as of December 31, 2018 on a per ADS basis corresponds to the difference between the pro forma as adjusted net tangible book value as of December 31, 2018 per ADS and the pro forma net tangible book value as of December 31, 2018 per ADS and amounts to $2.35 ($5.17 – $2.82) if the underwriters do not exercise their option to purchase additional ADSs and $2.56 ($5.38 – $2.82) if the underwriters exercise their option in full.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

•

The dilution to new investors on a per ADS basis corresponds to the difference between the midpoint of the price range and the pro forma as adjusted net tangible book value as December 31, 2018 per ADS and amounts to $9.33 ($14.50 – $5.17) if the underwriters do not exercise their option to purchase additional ADSs and $9.12 ($14.50 – $5.38) if the underwriters exercise their option in full.

The above calculations are based on an exchange rate of $1.1325 per €1.00. The Company will file an amended Registration Statement that includes numbers based on the calculations laid out above, updated to reflect the latest U.S. dollar to euro exchange rate.

Exhibit 5.1

2.

We note your disclosure that a notional amount of €1.00 is attributable to each ordinary share, and that each ADS represents two ordinary shares. We also note the first sentence of this opinion, which states that each ADS represents an ownership interest in one ordinary share with a notional amount attributable to each ordinary share of €1.00. Please revise or advise regarding this apparent inconsistency.

Response:

We have corrected the typographical error in the opinion. The corrected opinion will be filed as an exhibit to an amended Registration Statement.

*        *        *

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

If you would like to discuss any aspect of this letter or the Registration Statement, please contact the undersigned by phone at +49-69-4272-5525 or by email at czernieckik@sullcrom.com. Please send written correspondence relating to this submission to the undersigned by email.

Very truly yours,

/s/ Krystian Czerniecki
Krystian Czerniecki

cc:	Sacha Poignonnec, Jumia Technologies AG
Jeremy Hodara, Jumia Technologies AG
Oliver Seiler, Latham & Watkins LLP
David Boles, Latham & Watkins LLP
Gaël Denis, Ernst & Young Société anonyme